EXHIBIT 99.11

KPMG LLP Chartered Accountants 600-128 4th Avenue South Saskatoon Saskatchewan S7K 1M8 Canada	Telephone Fax Internet	(306) 934-6200 (306) 934-6233 www.kpmg.ca

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Claude Resources Inc.

On March 27, 2009, we reported on the consolidated balance sheets of Claude Resources Inc. ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

/s/ KPMG LLP
Saskatoon, Canada March 27, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

COMMENTS BY AUDITORS FOR US READERS ON CANADA
- US REPORTING DIFFERENCES

To the Board of Directors of Claude Resources Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):

•
that refers to the audit report on the Company’s internal control over financial reporting. Our report to the shareholders dated March 27, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to the auditors’ report on the Company's internal control over financial reporting in the financial statement auditors' report.

Chartered Accountants

/s/ KPMG LLP
Saskatoon, Canada March 27, 2009

RECONCILIATION TO UNITED STATES GAAP

Claude Resources Inc - Reconciliation to United States GAAP

The consolidated financial statements of Claude Resources Inc. are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

a)  Balance Sheets

	2008	2007

Mineral Properties - under Canadian GAAP	$89,038	$76,904
Cumulative exploration expenditures expensed under U.S. GAAP (i)	(35,251)	(25,343)
Cumulative Santoy 7 project expenditures (ii)	(2,835)	(5,589)
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative depreciation and depletion adjustment (iii)	1,683	1,647
Mineral Properties - under U.S. GAAP	$50,810	$45,794

Payables and accrued liabilities - under Canadian GAAP	$11,235	$8,536
Cumulative liability for flow-through shares (v)	-	1,438
Payables and accrued liabilities- under U.S. GAAP	$11,235	$9,974

Shareholders’ equity
Share capital - under Canadian GAAP	$83,960	$85,591
Reduction of stated capital (iv)	55,000	55,000
Adjustment for flow-through shares (v)	7,964	5,724
Adjustment for flow-through share premiums (v)	(4,136)	(4,136)
Share capital - under U.S. GAAP	142,788	142,179

Contributed Surplus
Contributed Surplus - Under Canadian GAAP	1,748	1,308
Cumulative stock compensation costs implementation of FAS 123	(25)	(25)
Contributed Surplus - under U.S. GAAP	1,723	1,283

Retained earnings - under Canadian GAAP	1,896	1,513
Reduction of stated capital (iv)	(55,000)	(55,000)
Cumulative exploration expenses (i)	(35,251)	(25,343)
Cumulative Santoy 7 project expenditures (ii)	(2,835)	(5,589)
Cumulative depreciation and depletion adjustment (iii)	1,683	1,647
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative stock compensation costs implementation of FAS 123	25	25
Cumulative impact of flow-through shares (v)	(7,964)	(5,724)
Cumulative renunciation of tax deductions on flow-through shares (v)	4,136	2,698
Deficit - under U.S. GAAP	(95,135)	(87,598)

Accumulated other comprehensive income
Unrealized loss on available-for-sale securities	(532)	(305)
Shareholders’ equity - under U.S. GAAP	$48,844	$55,559

b)  Statements of Earnings (Loss)

	2008	2007

Net earnings (loss) - under Canadian GAAP	$383	$(6,967)
Exploration expenditures (i)	(9,908)	(11,556)
Depreciation and depletion on Santoy 7 (ii)	2,754	468
Depreciation and depletion adjustment on write down (iii)	36	40
Tax liability of flow-through shares (v)	(2,240)	(1,705)
Renunciation of tax deductions on flow-through shares (v)	1,438	777
Net loss - under U.S. GAAP	(7,537)	(18,943)
Other comprehensive income - under Canadian GAAP	(227)	(768)
Comprehensive loss under U.S. GAAP	(7,764)	(19,711)
Net loss per share under U.S. GAAP
Basic and diluted	$(0.08)	$(0.21)

c) Operating Cash Flow

Under U.S. GAAP, cash flow from operations is reconciled from net earnings (loss) rather than loss from continuing operations, as reported under Canadian GAAP. Net Cash flows from operations are not impacted.

i) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are capitalized in accordance with Canadian GAAP as disclosed in Note 1 to the consolidated financial statements. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, development costs of the property are capitalized.  Exploration properties with a net book value of $35,251 (2007 - $25,343) have been expensed for U.S. GAAP purposes.

ii) Commercial Production of Santoy 7

During 2007, the Company’s Santoy 7 project achieved commercial production.  Exploration costs of $6,057 capitalized for Canadian GAAP purposes were reclassified to mine development costs.  Depletion expense of $468 was recognized during the year.  These exploration expenditures were expensed for U.S. GAAP purposes during 2007.  During 2008, the Company booked $2,754 of depletion relating to this project.

iii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. If the cash flows are less than the carrying value of the asset, under Canadian GAAP and U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is calculated as the present value of estimated future net cash flows. Under both Canadian and U.S. GAAP, impairment tests are calculated with cash flows determined using only proven and probable reserves. Previously, under Canadian GAAP, the impairment loss was calculated as the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted future cash flow basis. The resulting difference in the previous period write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iv) Reduction of Stated Capital

Under Canadian GAAP and by special resolutions of the shareholders, the Company reduced its stated capital account by $40,000,000 in 2001 and $15,000,000 in 1994. This reduction in stated capital is not permitted under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000,000 with a corresponding increase in the Company’s deficit balance.

v) Flow-through Share Premiums

Under U.S. GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits.  The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance.  A liability is recorded for this difference and is reversed  when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduces the valuation allowance and this reduction in the amount of $2,240,000 (2007 - $1,705,000) has been recognized in earnings for Canadian GAAP purposes.

vi) Changes in Accounting Policy

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value measurements.  This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  However, certain elements of the standard related to non-financial assets and liabilities have been deferred to fiscal years beginning on or after November 15, 2008.  The Company adopted the effective portion of SFAS No. 157 during 2008 and the implementation of this statement did not have a material impact on its consolidated financial statements under U.S. GAAP.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy has three levels, as outlined below:

In Level 1, values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

In Level 2, values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

In Level 3, values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis are limited to the available for sale securities.  These securities have been categorized as Level I.

Fair Value Option for Financial Assets and Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“FAS 159”).  FAS 159 provides an entity the option to measure many financial instruments and certain other items at fair value that are not otherwise currently required.  FAS 159 also establishes presentation and disclosure requirements for assets and liabilities measured at fair value in an effort to allow comparisons between entities that choose alternative methods.  This guidance, effective January 1, 2008, did not have an impact on the Company’s consolidated financial statements under U.S. GAAP.

vii) Future Changes in Accounting Policy

Business Combinations

In December 2007, the FASB issued a revised standard on accounting for business combinations, Statement No. 141(R), Business Combinations (“FAS 141(R)”).  FAS 141(R) specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure noncontrolling interests at fair value and a requirement to recognize acquisition-related costs as expenses.  FAS 141(R) is applicable to business combinations occurring after December 15, 2008.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements "FAS 160"; FAS 160 is a revised standard on accounting for noncontrolling interest and transactions with noncontrolling interest holders in consolidated financial statements.  This statement specifies that noncontrolling interest are to be treated as a separate component of equity, not as a liability or other item outside of equity.  This standard requires net income and comprehensive income to be displayed for both the controlling and the noncontrolling interest. Additional required disclosures and reconciliation include a separate schedule that shows the effects of any  transactions with the noncontrolling interests on the equity attributable to the controlling interest.  The statement is effective for periods beginning on or after December 15, 2008. FAS 160 will be applied prospectively to all noncontrolling interest, including any that arose before the effective date.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This guidance requires enhanced disclosures about an entity’s derivative and hedging activities and increases convergence with IFRS.  SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  SFAS No. 161 is effective for fiscal years beginning after November 15, 2008.  The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles.  This guidance identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  The FASB does not expect that SFAS No. 162 will result in a change in current practice.  This statement was effective November 15, 2008 and had no material effect on the consolidated financial statements of the Company.